Exhibit 99.1

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

Disclaimer

The tender offer (the “Offer”) described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Athlon Energy Inc. (“Athlon”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Encana Corporation (“Encana” or the “Company”) and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Athlon. The offer to purchase shares of Athlon will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Advisory Regarding Forward-Looking Statements

In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this communication are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this communication include, but are not limited to: achieving the company’s expectations through 2017 and beyond; the successful execution and acceleration of the company’s strategy; the company’s commitment to growing long term shareholder value through a disciplined focus on generating profitable growth; the company’s vision of becoming the leading North American oil and gas resource play company with scale and running room and replace lower margin mature natural gas with higher margin liquids production; the company’s focus on value instead of production volumes; the company’s plan to unlock value from its resource base and its continued focused investment on a limited number of oil and liquids-rich plays; the accelerated rebalancing of the company’s portfolio by two years; the anticipated purchase price for Athlon; the benefits of the transaction to Encana (including achieving higher margins, being accretive to cash flow per share and becoming free cash flow positive in 2016); the massive running room of the Athlon lands (the “Lands”), including the resource potential and high-margin liquids production; expected resource potential and well inventories, including locations and production from each well; anticipated development on the Lands; the expectation that the transaction will add

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

immediate production and will add 10 years of drilling inventory in the Permian Basin; anticipated drilling and number of rigs on the Lands by year-end 2015; anticipated drilling and number of rigs in the Eagle Ford through to 2015; proposed pipeline expansions and infrastructure development; the expected growth and total production from the Lands through to 2019 and beyond; expected premium netbacks and the expectation that the Lands will be a strong source of cash flow for many years; the successful implementation of the company’s resource play hub expertise on the Lands and the expectation that the assets will be self-funding in 2016; the company’s plan to invest at least $1 billion in the Lands in 2015; anticipated cash flow, including free cash flow positive in 2016; anticipated production (and the composition thereof) to 2019; the expected closing date of the Athlon transaction and the expectation that closing conditions will be satisfied and regulatory approvals will be obtained; the expected closing date and timing of the other transactions; the company’s expectation to achieve its 2017 target of operating cash flow from production in 2015; expected compound annual growth rate of cash flow per share through to 2017; the company’s expectation to continue to successfully execute on its strategy, maintain operational excellence, balance sheet strength and be well positioned for further success; the company’s plans to reduce costs, improve efficiencies, strengthen cash flow and maximize margins; the company’s focus on operational excellence and leveraging technology and technical expertise across the business and optimizing operations on both base and core growth assets; anticipated oil, natural gas and NGLs prices to 2017 and beyond; anticipated dividends and maintaining an investment grade credit rating; and anticipated cash and cash equivalents.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that the transaction will be completed. Completion of the transaction is subject to a number of risks and uncertainties, including that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this communication.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio. Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.40 Bcf/d and 2.50 Bcf/d of natural gas and 86,000 bbls/d to 91,000 bbls/d of liquids, commodity prices for

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million. Furthermore, the forward-looking statements contained in this communication are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement.

Advisory Regarding Oil and Gas Information

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this communication represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

Encana uses the terms resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. 30-day IP and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this communication, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For convenience, references in this communication to “Encana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

MARKETWIRED

Moderator: Brian Dutton

September 29, 2014

8:00 a.m. ET

Operator:	Good day, ladies and gentlemen, and thank you for standing by. Welcome to the Encana Corporation’s corporate announcement conference call. As a reminder, today’s call is being recorded. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Members of the investment community will have the opportunity to ask questions and can join the queue at any time by pressing star one.

For members of the media attending in a listen-only mode today, you may quote statements made by any of the Encana representatives. However, members of the media who wish to quote others who are speaking on this call today, we advise you to contact those individuals directly to obtain their consent. Please be advised that this conference call is not — may not be recorded or rebroadcast without the express consent of Encana Corporation.

I would now like to turn the conference call over to Mr. Brian Dutton, Director of Investor Relations. Please go ahead, Mr. Dutton.

Brian Dutton:	Thank you, operator. And welcome, everyone, to our conference call. This call is being webcast and the slides are available at Encana.com if you’d like to print them.

Before we get started, I must refer you to the advisory regarding forward-looking statements contained in the news release and at the end of our webcast slides, as well as the advisory on page 40 of Encana’s AIF dated February 20th, 2014, the latter of which is available on SEDAR. In particular, I’d like to draw your attention to the material factors and assumptions in those advisories. Encana reports its financial results in U.S. dollars and U.S. protocol. Accordingly, any reference to dollars, reserves, resources or

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

production information in this call will be in U.S. dollars and after royalties unless otherwise noted. This morning, Doug Suttles, Encana’s President and CEO, will discuss the company’s strategic acquisition of Athlon Energy. Following the slide presentation, we’ll have time for Q&A.

I’ll now turn the call over to Doug Suttles, Encana’s President and CEO.

Doug Suttles:	Thanks, Brian. And good morning, everyone, and thank you for joining us today — at least here in Mountain Time, it’s quite early. I’m excited to share with you this morning the details of our announced $7.1 billion acquisition of Athlon Energy and how this transaction aligns with the vision, the strategy and the goals we set forth for Encana less than 11 months ago. You may recall that when we announced our strategy in November of last year, we outlined specific targets to transition our portfolio to a more balanced production base and increase shareholder value via cash flow per share growth while maintaining a strong balance sheet.

Acquiring Athlon not only accelerates our portfolio transition but is strongly accretive to our cash flow — cash flow per share growth target and our balance sheet remains strong. Athlon is a value-driven, pure play, Midland Basin oil company. The Athlon team has done a tremendous job in assembling 140,000 net acres of high-working interest lands focused in the core of the Midland Basin — the best of the best, in our view, in the broader Permian Basin.

With productive internals spanning over 5,000 feet of stratigraphy and up to 11 potential-producing horizons, these assets have a massive resource potential and generate significant high margin liquids production. We estimate that the total resource potential in Athlon lands to be approximately 3 billion barrels of oil equivalent. With an estimated well inventory of about 5,000 locations, this acquisition offers exceptional running room. Looking forward, we see an incredible opportunity to work with the Athlon team to enhance and accelerate the value of this asset by applying Encana’s resource play expertise to accelerate development of the lands and unlock potential new resources.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

Our interest in the Permian and in particular in the Midland Basin began over a year ago as part of our in-depth strategy review process. With over 30 billion barrels of cumulative oil production, the Permian Basin is a proven oil-prone hydrocarbon system with multiple stacked horizontal targets. Although the Spraberry and Wolfcamp horizons are currently the primary industry targets, impressive production results are being seen by multiple operators across the basin in both shallower and deeper layers.

As illustrated in this slide, the Athlon lands are well-positioned to capture the stacked pay potential in the core of the play. The resource potential of the Midland Basin is significant with industry peers reporting EURs ranging from 650,000 barrels to about 1 million barrels oil equivalent from the Wolfcamp and lower Spraberry shale.

Although production across the Permian has been ramping up for the last several years, only recently has the industry begun deploying horizontal drilling at scale. Ultimately, we believe the Permian’s unconventional production potential will exceed the Eagle Ford and the Bakken combined.

Athlon’s focused land position of approximately 140,000 net acres with an average working interest of about 90 percent is exceptionally well-positioned in large, contiguous blocks in the core of the basin. The Athlon team has done a great job of proving up the value potential of this play and this is the foundation from which Encana can leverage our industry-leading operational execution and our financial capacity. These assets are ideal for the application of Encana’s resource play hub expertise as the play moves to large scale, horizontal development.

With upwards of 11 potential-producing horizons, each individual zone resembles other large resource plays that we have extensive experience with. It is our expectation that development in each perspective zone will encompass increasingly tighter well spacing.

The map on this slide is sourced from a third party and represents well test rates from horizontal wells across the Midland Basin. The scale bar depicts barrels of oil equivalent per day per thousand feet of lateral tested zones. The

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

deeper the shade of red, the higher the normalized 24-hr I.P. test rates per thousand feet. With Athlon’s acreage superimposed on the map, it is clear that the majority of Athlon’s acreage is situated in very good quality reservoir.

The addition of Athlon to our asset base clearly accelerates our portfolio transition and is very accretive to our stated cash flow per share growth targets. Our expectation is that our Permian growth area will be self-funding in 2016 and beyond.

Our plan is to hit the ground running in 2015 and deploy at least $1 billion of capital in the Midland Basin, directly primarily to the drill bit. We expect to have seven horizontal rigs running by the end of 2015, as well as six to eight vertical rigs. We expect this will increase production from the current level of approximately 30,000 barrels of oil equivalent per day to about 50,000 barrels of oil equivalent per day in 2015, of which about 80 percent will be liquids.

Having had the opportunity to undertake an in-depth look to Athlon’s acreage, we see significant opportunity for horizontal well down-spacing across the play. We believe the potential exists for approximately 5,000 horizontal well locations with EURs consistent with what the rest of the industry has quoted. As illustrated on this map, the majority of the acreage is in the heart of the stacked pay potential.

The Permian is a legacy oil and gas basin that benefits from an established midstream and downstream pipeline network. The industry is responding to the ramp-up in drilling activity with infrastructure development that is expected to debottleneck the basin. In fact, we expect differentials to tighten significant with the start-up of the BridgeTex Pipeline during the fourth quarter of this year.

Managing market risk is one of Encana’s demonstrated core competencies. Market access, a competitive midstream environment and our team’s track record of delivering solutions will help ensure that we maintain strong netbacks in the Permian over the long term.

With premium netbacks and high expectations for meaningful production growth, we believe the Permian assets will be a strong source of cash flow for

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

many, many years to come. While the Athlon assets are currently producing about 30,000 barrels of oil equivalent per day, our expectation is that with our resource play hub development strategy, our Permian production will grow to between 200,000 and 250,000 barrels of oil equivalent per day over the next five years and potentially reach even higher levels in the following years if we are successful in fully developing the entire horizontal well inventory we see today.

In addition to the developments here we have described, we see additional upside in this young horizontal development program, consistent with the normal learning progression observed in other large resource plays. Going forward, we see further upside with type curve and capital efficiency improvements, additional down-spacing and the development of additional horizons.

This transformative acquisition will provide Encana with a premium position in the Permian Basin. While we believe we can bring meaningful upside to the value of the Athlon assets, the real story here is what this acquisition does for Encana’s future. It further propels our strategy and accelerates achievement of our stated goals.

With the addition of the Athlon assets, our portfolio now aligns with our vision of being the leading North American resource play company. We are strategically positioned in the top two Canadian resource plays, the Montney and the Duvernay, as well as the top two U.S. resource plays, the Permian and the Eagle Ford. This makes Encana a unique company in that we hold core positions in the two best resource plays on both sides of the border. In addition, we now have substantial growth options with both liquids and natural gas.

Consistent with our strategy of a disciplined focus on generating profitable growth, the Permian is an ideal fit with our operational expertise. The production from this play is providing high margin oil with lots of running room to leverage that expertise. This acquisition will help us deliver on our goal of growing shareholder value that is highly accretive to the targets we set out last November and to the execution of our strategy. Essentially, we are delivering on the portfolio promises that we made for 2017 today.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

This acquisition aligns with Encana’s core competencies and resource identification, operational excellence, capital allocation and market fundamentals. We believe that these core competencies are what give us a competitive advantage and they will enable us to maximize the value of these assets.

As a company, we are solely focused on unconventional resource plays in North America. That’s all we do. I often talk about the importance of being in the best rocks and how important that is to sustainable success. David Hill, our Executive Vice President of Exploration and Business Development and his team are dedicated to identifying the best rocks and securing Encana’s portfolio for the future. As I said previously, this acquisition is the direct outcome of over a year of detailed technical analysis on the Midland Basin and our belief that the acreage assembled by the Athlon team is in the very heart of this prolific play.

Mike McAllister, our Chief Operating Officer and his team are solely focused on operational excellence. They will apply the learnings from resource plays across North America to the development of this fantastic asset base. Our view of the Permian market fundamentals provided by Renee Zemljak, our Executive Vice President of Midstream and Marketing and her team, informed and supported our decision to enter the play as its close proximity liquid market hubs contributes to higher netbacks.

Finally, these assets align well with our focus on disciplined capital spending and preserving balance sheet strength, which is overseen by our Chief Financial Officer, Sherri Brillon and her team. We expect the Athlon assets to be self-funding in 2016, which supports of objective of living within our means. And since this transaction will be largely funded with cash, we’re able to acquire this position while maintaining our strong balance sheet.

This acquisition combined with the other transactions we announced this year have enhanced our asset base and greatly improved our ability to generate

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

high margin production going forward. A key component of the strategy that we set into action in November of last year was to have upwards of 75 percent of our annual cash derived from liquids by 2017 in a $90 WTI oil and $4 NYMEX gas price environment.

At announcement, the path we laid out to transition the portfolio was purely organic by focusing our capital spending on existing liquids rich high margin resources. Although our plan did not require A&D activity to be successful, we did commit to testing the A&D market as a way to accelerate our strategy. We’ve been very successful, exceeding even our own initial expectations. Through the asset dispositions and acquisitions announced to date, our transition target has been accelerated by two years.

As illustrated in this slide, in addition to unlocking value by selling our interest in PrairieSky Royalty, we had divested largely gas-weighted, non-core positions that had an average margin of approximately $20 per barrel oil equivalent and used those proceeds to establish positions in the top two resource plays in the United States with margins of about $55 per barrel of oil equivalent.

Also as part of our strategy launch, we announced a target of greater than 10 percent compound annual growth in cash flow per share from 2013 to 2017, driven by our intention to focus at least 75 percent of our annual capital spending in our five growth assets, namely the Montney, Duvernay, San Juan, DJ and TMS as represented by the green portion of this slide.

You may recall that in a $90 WTI and $4 NYMEX world, we expected our growth assets in 2014 to generate on average about $25 per barrel oil equivalent netback, significantly higher than our base assets represented by the blue wedge. Taking into consideration the acquisition of the Permian acreage and our recently acquired Eagle Ford assets and using the same $90 WTI and $4 NYMEX outlook, our seven growth areas will now generate an expected average $40 per barrel of oil equivalent netback in 2015 compared with our $8 per barrel oil equivalent for our base production.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

Given our development plans for our current growth assets plus our initial view on CAPEX for the Permian assets, we anticipate that our seven growth areas will produce between 450,000 and 500,000 barrels of oil equivalent per day in 2017, including total liquids production of about 250,000 barrels a day, of which approximately 75 percent would be oil.

We have always stated that when looking at potential acquisitions, we believed first and foremost that we had to establish positions in the best rocks and that any transaction would have to accelerate our portfolio transition and be accretive to the targeted 10 percent plus compound annual cash flow per share growth. The combined impact of the Eagle Ford and today’s Permian acquisitions is clearly accretive to our former 10 percent per annum cash flow per share target growth for the 2013 to 2017 time frame as we now believe that metric will compound at about 20 percent per year.

Maintaining balance sheet strength is a key component of our strategy and scorecard, including the impact of our announcement today to acquire Athlon Energy. Looking forward into 2015, we see net debt to debt adjusted cash flow to be in the 1.5 range. We also expect this metric to decline in subsequent years, given the cash flow outlook presented on this chart and our intent to align annual CAPEX and dividends with cash flow.

Every decision we make at Encana is viewed through the lens of our scorecard and its alignment with strategy. Today’s announcement is fully aligned with our strategy and we believe the Athlon assets will deliver measurable, sustainable value to our shareholders. The addition of the Athlon assets in the world-class Permian Basin both strengthens and solidifies our portfolio.

The scalable oil-rich assets have tremendous running room with over 10 years of drilling inventory. These assets are still in the early days of horizontal development and multi-well pad drilling. And as such, we see tremendous opportunity to enhance and accelerate value by leveraging our technical expertise and proven resource play hub development model. We are able to finance this acquisition while maintaining a strong balance sheet.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

At the end of the third quarter, we expect to have about $7 billion of cash and cash equivalents, of which about $6 billion will be used to acquire the Athlon shares. We do not expect this transaction to affect our investment grade credit rating.

Over the last year, Encana has delivered solid operational and financial performance as we continue to execute on our strategy. There has been a lot of activity on the A&D front during the last few months and again this morning, but it’s important to recognize that our overall business has been performing exceptionally well, both from our original five growth areas, the recently acquired Eagle Ford assets, as well as our base production.

Across the company, our teams continue to drive operational excellence into everything we do. We have seen an almost doubling in the 30-day I.P. rates in the Montney as a result of our new high intensity completion designs. We’ve made significant reductions in our Duvernay drilling costs resulting from the application of R.P. resource play hub development model with average drilling days reduced over 40 percent. And very importantly, in the Eagle Ford, we’ve demonstrated our ability to hit the ground running and drive upside when integrating new plays into our operations.

In the three months or so that we’ve owned the asset, we’ve reduced spud-to-rig-release days by about 20 percent and the 18 new wells we brought on production are exceeding type curve. We plan to add three more rigs in the play over the next four months for a total of six rigs by the first quarter of 2015.

Before turning the call over to your questions, the key messages I wish to leave you with today include first, Encana’s portfolio now includes positions in the heart of the top two Canadian resource plays, the Montney and the Duvernay, and the top two U.S. resource plays, the Eagle Ford and the Permian. Second, the Permian is the ideal fit for the Encana machine and we expect to deliver measurable upside by applying our proven resource play hub development model to this land.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

Third, the acquisition of Athlon’s Permian assets, along with the other A&D activity we’ve announced year-to-date, significantly accelerates our portfolio transition by more than two years. We now expect that in 2015, about 35 percent of our total production will come from liquids and 75 percent of those liquids will be oil. By 2017, we expect that 45 to 50 percent of our total production will come from liquids. This is a tremendous shift when you consider that only a year ago, only 10 percent of our production was liquids. Nevertheless, we have also maintained significant natural gas optionality in our portfolio.

Fourth, this transaction is highly accretive to our former more than 10 percent cash flow per share compound annual growth rate target as we are now targeting about 20 percent compound annual growth in cash flow per share from 2013 to 2017. Finally, and very importantly, our financial strength remains intact, allowing us continue to aggressively pursue the execution of our strategy.

In closing, we have now clearly positioned Encana as a leading North American resource play company. We will continue to exercise capital discipline to generate profitable growth as we strive to sustainably grow shareholder value. We believe we are well-positioned to continue delivering on this objective for many years to come. Thank you for listening and our team is now ready to take your questions.

Operator:	Ladies and gentlemen, as a reminder, you can join the queue to ask a question by pressing star one. We will now begin the question and answer session and go to the first caller. Again, if you would like to ask a question, please press star one on your telephone keypad. We’ll pause for a moment to compile the Q&A roster.

Your first caller is Mike Dunn, FirstEnergy. Please go ahead.

Mike Dunn:	Good morning, everyone. Just a couple questions — if you focus on any additional acquisitions or dispositions. Is this the cash balance you’ve built up focuses — this uses it all up — is this — is this the last big one you would — you would envision? Or are you still open to doing more in the — in the next few months? And just wanted an update on the Bighorn (disposition) closing timing. Thanks.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

Doug Suttles:	Yes, thanks, Mike. You know, I think from the very beginning we’ve stressed that, you know, in at least our view, any high quality exploration and production company has to constantly manage its portfolio. Clearly we’ve been doing a lot of that this year and we’ll continue to do it over time. And of course, we’ve also — all the way back to our strategy launch, we said we didn’t think it was in the best interest of our shareholders to comment about A&D activity until we were ready to act.

But obviously, our — part of our message today is we’ve done a massive repositioning of the portfolio over the last seven or eight months now. We’re very, very pleased with the optionality that exists in there. But as always, we’ll continue to work to high-grade that through every mechanism available to us.

Mike Dunn:	Great. And on the Bighorn closing timing? Doug, is that still seen as imminent?

Doug Suttles:	It is; it is. We — everything seems to be on track for that to close very soon.

Mike Dunn:	Great. And one last one, if I may. If I compare your estimates of drilling locations and I guess potential resource to what Athlon has been talking about in recent corporate presentations, you know, they weren’t using the word potential. But maybe just compare the — you know, I want to say roughly three times larger on the — on the — on the drilling locations and maybe almost that much on the resource side — your sort of potential number versus what they were quoting. Do you — can you point as to — as to where the assumptions are different there?

Doug Suttles:	Yes, I think, Mike, it’s another great question. I think fundamentally, probably the biggest maybe difference or the focus we’re going to put on this asset base is horizontal development. So, if — you know, I think as all the details come out as we lay out the more specific plans for ‘15 and beyond, you’ll see that we’ll have an intense focus on horizontal development with less focus on vertical well development. That’s a big difference.

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Moderator: Brian Dutton

09-29-14/8:00 a.m. ET

Confirmation # 12810601

Clearly, we’re talking about potential out here. We see — we see not only a base case development; we think a number of these horizons will actually see down-spacing consistent with what we’ve seen in other resource plays across North America. And in addition, to-date the industries have been focused on portions of the Spraberry and the Wolfcamp. One of the things I’d compliment Bob Reeves and the Athlon team on is they’ve built a position in much of the acreage in the heart of the stacked pay. And that’s unique in our view; that’s — and these plays across the world, there’s very few if any with this sort of multiple horizon opportunity. And those are the things that really lead to this.

But I’d stress we use the word potential — you know, up to 3 billion barrels of resources here and 5,000 horizontal wells. But I think the track record in all of the really significant unconventional resource plays across North America is they get better with time.

Mike Dunn:	(Great). Maybe one for Sherri, if I could, just wrap it up for me. Sherri, are you foreseeing material current taxes being paid in either the U.S. or Canada next year?

Sherri Brillon:	Right now, we’re sticking still with our estimate as of the close of our last transactions. And so, that was about cash tax at about 300 million for the year. Any changes in that, we’ll update as we go through the quarter.

Mike Dunn:	Was that — Sherri, was that for 2014 or for 2015?

Sherri Brillon:	That was for 2014.

Mike Dunn:	OK. And any guidance to give us on 2015 yet?

Sherri Brillon:	Not at this time. Thanks.

Mike Dunn:	OK, thank you.

Operator:	As a reminder, in order to ask a question, please press star one on your telephone keypad.

Your next question comes from (Vezac Caw) with Jefferies. Please go ahead.

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Confirmation # 12810601

(Vezac Caw):	Yes, good morning. Can you please explain how you’re going to pay for — (you said you’ll have) 7 billion cash. And I’m not very familiar with Athlon’s balance sheet. It seems like it’s CCC. So, what happens to its debt? Is — do you have to (call) some debt? Do you have to do some refinancing? I’m trying to get a sense of do you have to come to the market — fixed income market to finance part of this transaction?

Doug Suttles:	Yes — no, thanks for the question. The short answer is no. This is basically a cash transaction and then we’ll assume their long-term debt. So, if you look at the numbers, it’s just a little bit under $6 billion to acquire the Athlon shares. And then there’s a little over — I think it’s right at 1.1 billion of long-term debt that we’ll be assuming. Clearly, once we’ve completed the transaction, we’ll look to optimize that debt. But we need to get the transaction closed before we do that.

(Vezac Caw):	And you’ll pay the 6 billion from cash on hand or do you have to finance that in the market?

Doug Suttles:	No, we’ll pay it from cash on hand.

(Vezac Caw):	And the Athlon’s debt will remain outstanding under Encana? Will you guarantee that or is it explicit, implicit?

Sherri Brillon:	Hi, it’s Sherri Brillon. We will look to guarantee it. But at this stage of the game, we will make a full assessment on our position and our debt once post-close.

(Vezac Caw):	And in terms of Encana’s existing rating at mid-BBB, do we — the one notch (downgrade) but still the investment grade? Or you can retain that at mid-BBB?

Sherri Brillon:	Our expectation is that we’ll retain our investment credit rating as is.

(Vezac Caw):	As is? OK. Thank you very much. One last question — are you hedging any production to kind of lock in gains? And what we’ve been hearing in the

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Moderator: Brian Dutton

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Confirmation # 12810601

market in terms of M&A is that with the forward curve and (back formation), you know, acquisitions are becoming tougher to complete because it’s difficult to kind of lock in some of the economics. How did you address that in terms of, you know, oil price and where it’s heading and…

Doug Suttles:	Yes, well — you know, just, you know, stepping back slightly, we hedge some of our production every year to secure short-term cash flows so we don’t have to do things which we would view as inefficient in managing our capital program. We don’t invest into hedges; that’s not how we think about it.

We actually, as you’re probably aware, we publish at the end of each quarter our current positions. I believe Athlon currently has about 12,000 barrels a day of liquids hedged in 2015 and — but on this acquisition, you have to remember we’re largely buying the potential on this acreage. That’s the majority of this acquisition. We’re not buying large amounts of production today and that we grow into it so that you wouldn’t be securing it. Plus I think with our financial capacity, we don’t have to do that.

(Vezac Caw):	Thank you.

Operator:	Your next call comes from Sameer Uplenchwar with Global Hunter Security. Please go ahead.

Sameer Uplenchwar:	Good morning. I’m trying to understand on a go-forward basis, is — firstly, will the existing Athlon team become a part of the Encana team to drive this growth? Because it seems like for Encana, it’s entering a new — into a new basin, right? So, how is — how are you thinking about it from a long-term perspective?

Doug Suttles:	Yes, no — a fair question. And so, we’re actually buying the company, which is the assets and the organization. We’ve obviously spent a lot of time with Bob Reeves, their CEO, on what we need to do to make sure that these people want to be a part of Encana, because they’ve done a tremendous job. I mean, this is — you got to remember, what we’ve done here is we’ve bought a world-class position in a world-class play with a team that’s done a fantastic job. And so, we’re excited to have the Athlon employees join us here at Encana and we want to build on that and bring our resource play expertise and financial capacity to this asset base in working with them.

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Moderator: Brian Dutton

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Confirmation # 12810601

I’d also point you to our experience in the Eagle Ford. I mean, in that case, that transaction we got the field team but — we got the field team but we didn’t get any of their professional staff. But as hopefully you heard in the comments, we’ve hit the ground running. We’ve improved on the…

Sameer Uplenchwar:	Yes.

Doug Suttles:	Performance and we’ve significantly ramped up the drilling activity. I — and I just come back to all we do at Encana is unconventional resource plays in North America; that’s what we do. And we believe that being in numerous plays across the continent is an advantage. But clearly there is unique skills and capabilities in Athlon and in the Permian which we’ll work very hard to integrate incredibly quickly.

Sameer Uplenchwar:	Perfect. And then one follow-up question. The original plan was the have between four and eight plays; now we are in seven plays. How — do you believe now that you have the right company for — on a go-forward basis, or still there is more work to be done?

Doug Suttles:	You know, what we said all along is what we wanted to create is a company which could perform at a very high level and had good investment options across the commodity price cycle. So, what we wanted to do is get — improve our — the liquids opportunities in our portfolio both with where we were putting our capital — and clearly we’ve also done that with acquisitions. And as we highlighted, if — with our current portfolio and plans, by the time we get to 2017, we’ll be about 50/50 on a production basis, gas and liquids, clearly at a $90 WTI and $4 NYMEX (gasoil), that means most of the cash flow will be coming from the liquids side. But we have great investment options on both sides.

We also said we didn’t want to get more than eight because we think focus matters. And we’ll continue to optimize the portfolio. But we think we’ve made a massive repositioning two years ahead of schedule.

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Confirmation # 12810601

Sameer Uplenchwar:	Perfect. Last question from me — could we — could you walk us through, like, how did the deal come about? Was it — was it a (deal room)? Was Athlon running a (deal room) or where you approached them — some kind of a background of how this came about? Thanks.

Doug Suttles:	Yes, I don’t think it’s probably prudent to go through the details of that. But I’d just point you back to the Permian was a place we have been doing in-depth study on all the way back to October of last year. And as we were doing that work, we clearly identified Athlon and what they had assembled as world-class and were just really, really pleased we’ve been able to reach a deal with them to acquire — to acquire the company.

Sameer Uplenchwar:	Perfect. Thank you.

Operator:	Your next caller is Kyle Preston with National Bank. Please go ahead.

Kyle Preston:	Yes, thanks, guys. Just a couple of quick questions here. First one on the 50,000 BOE a day target for 2015. Is that an average rate or an exit rate for the year? And the second question here would just be with respect to the 200,000 to 250,000 target for 2017. How much capital do you expect you’ll have to invest to reach that target? Thanks.

Doug Suttles:	Yes, the — on your first question on 50,000, that’s an average rate for 2015. And just to put that in context, in 2013, we averaged 54,000 barrels a day of liquid. So, there’s one play we expect to get that. And in 2017, at about 250,000 BOEs a day, that’s five times our production rate last year on the liquids side. So, that’s actually quite substantial.

On capital budget, don’t — not going to line out each year, but what I can say is that we’re going to continue to maintain our financial discipline here and our capital broadly will be in line with our cash flow. And actually, by the out years right now, our forecast would show that we’re going to be delivering substantial free cash flow at the back end of this plan. And all of that is in this world we’ve painted of $4 gas and $90 oil.

Kyle Preston:	All right, thanks.

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Confirmation # 12810601

Operator:	Your next caller is (Sachen Shay) with (Albert Free). Please go ahead.

(Sachen Shay):	Hi, good morning. Congratulations on the deal. Just wanted to find out on the regulatory side — is it just HSR that’s required here? Just wanted to make sure that the Eagle Ford deal — that closed pretty quickly, you know, back in June. So, just wanted to find out — is this a similar situation? That was, like, only 44 days or so. Obviously that wasn’t a tender offer; this is. So, just wanted to see if it’s just a tender offer and HSR and a similar timeframe.

Doug Suttles:	Yes, no — good question. See, the only regulatory item is the HSR and then the SEC. But fundamentally here, the other big piece is the tender. We’ll launch that within 10 days; shareholders have then 20 days to tender their shares. So, we definitely see this closing by year-end if not earlier.

(Sachen Shay):	OK. And just to get back to the process, was this something that you guys were in discussions with these guys in light of the, you know, (FCX) acquisition of the Eagle Ford asset back in May, June timeframe? Or this is something that came, you know, afterwards, after that transaction — the $3.1 billion transaction occurred?

Doug Suttles:	Yes, probably best not to go through all the details. What I — what I can say is, you know, we — as part of our strategy, we’re — we formed a team and launched an effort to study in-depth a number of key North American basins, including the Permian. And, you know, I keep using this word discipline and it’s a big deal for us. And what we wanted to do is be prepared technically and financially if the right opportunities evolved and then act on those quickly if they did evolve. And we’ve done that, both in the Eagle Ford and here.

So, I think we laid the groundwork to be ready. Clearly, what we’ve been doing with the portfolio and unlocking value has positioned us financially where we could do this. And I think we’ve demonstrated we can act and actually act quickly when opportunities arise.

(Sachen Shay):	OK. And just one last point — is the end of the acquisition (spree) or could we see additional assets that you guys have been having your eye on or doing due diligence on?

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Confirmation # 12810601

Doug Suttles:	You know, as I mentioned a minute ago, way back in November when we — when we launched our strategy, we said we didn’t think it was in the best interest of Encana to talk about A&D until we’ve got something to announce. And we still believe that. We clearly have made a significant shift in our portfolio; we’re really, really pleased where it sits today. But I would also tell you that any good E&P should always be managing its portfolio and we’ll continue to do that.

(Sachen Shay):	OK, fair enough. Thank you. Congratulations.

Doug Suttles:	Thank you.

Operator:	Your next caller is Arthur Grayfer with CIBC. Please go ahead.

Arthur Grayfer:	Hi. Just a quick question about now that you’ve accelerated your liquids strategy by a couple of years, does this change the visibility for returning capital to shareholders? Does this change the dividend strategy? And if it does, you know, can you maybe put some timeframe around it?

Doug Suttles:	Yes, we — you know, from the beginning when we reset our dividend, we said that paying a dividend was important to us. We believe it was something that was important to our shareholders and we were committed to but we had to make sure it was at a sustainable level.

And it’s obviously a decision taken by the board and it’s something as our cash flow grows, we’ll have to reexamine. But we are just sort of 10 months into our new strategy. But it’s clearly something we’re very committed to. And as our cash flow grows, it’s something we’ll have to address consistent with that.

Arthur Grayfer:	But is the expectation, then, that you will look to spend cash flow in a given year? Is that how I should think about this?

Doug Suttles:	You know, largely what we’ve said is that over time, we expect to align our capital program and our dividends with our cash flow. You know, we’re very, very pleased that this year we were — we were probably — I think our latest number we’ve talked to externally is about $500 million of free cash flow in 2014. We’ve done that through a very disciplined approach to capital

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spending. You might recall that when gas prices ran this past winter, we didn’t change our focus or our strategy; we didn’t add a single rig drilling additional gas because our fundamental view hadn’t shifted. And I think you’ll see that same mindset going forward.

Arthur Grayfer:	OK. Are there any concerns about execution on the new portfolio? You’ve really made some substantial changes. And can you speak to — you know, I know there’s a focus on resource play development and that’s your strong suite — or suit. But can you talk a little bit about, you know, entering new basins and if there’s any concern on the execution side there?

Doug Suttles:	Well, you know, I think that, you know, we’re pleased with how the performance has gone since we’ve entered the Eagle Ford. You know, we’re three months in. We’ve massively increased the drilling activity; we’ve decreased the drilling days per well. The well performance is above type curve.

Give you another example — we’ve increased the (sand per stage) on the — on the (fracs) there by about 80 percent and we’re doing it at the same cost. And I think a lot of this comes from our experience — and this is all we do. But we’re also very cognizant that we’re not in the Permian — we weren’t in the Eagle Ford when we entered in. And so, we went in with the mindset we need to learn from others and we need to add some skills and capabilities to the team.

One difference here is the Athlon team is going to be joining us. And we’re really excited about that; they’ve done a great job. They’ve assembled a great asset base and they’ve demonstrated, you know, strong operational execution. But it’s clearly something you have to prepare for. But I can tell you in particular, Mike McAllister, our Chief Operating Officer, is already spending — has spent a lot of time thinking about how we integrate this and make sure that we don’t miss a beat and just improve it going forward.

Arthur Grayfer:	Great, thank you very much.

Operator:	Your next caller is Joe Allman with JPMorgan. Please go ahead.

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Confirmation # 12810601

Joe Allman:	Thank you. Good morning, everybody.

Doug Suttles:	Morning.

Joe Allman:	When I look at your total resource estimate of 3 billion barrels and I look at the number of locations, 5,000, that gets me to 600,000 BOEs net. And if I gross up for royalty, that gets me to around 800,000 BOE net EUR. So, are those numbers reasonable? And how do you see the EURs varying across the acreage? And what kind of down-spacing degradation do you see EURs versus the EURs in parent wells?

Doug Suttles:	Yes, no — all fair questions. I think that our view of type curves and EURs is really — at this point, is consistent with most of the rest of the industry. So, I — and you know, I think most people talk about between 600,000 and a million barrels a well, so you can see that. It does vary by zone and, you know, by the thickness of the zone, by the quality of the zone.

In terms of down-spacing, you know, there’s a lot of testing going on in the industry — not just here but in a number of the other resource plays. And what’s been encouraging is the early data suggests that there’s fairly minimal impact on EURs. You know, our early assumption would be the down-spacing — the down-space wells probably don’t recover quite as much as the original; that may prove to be conservative over time — we’ll actually see.

But there’s a lot of testing going on, not only here in the Permian, but the Eagle Ford, the Bakken. Up here in Canada, there’s the same thing happening in things like the Montney right now.

Joe Allman:	That’s helpful, thank you. And then in terms of infrastructure, what do you see as a need for additional infrastructure, just basin-wide? And what initiative do you plan on taking to assure that you can — you can sell your oil?

Doug Suttles:	Yes, well, first of all, you know, we always talk about our four key competencies. And one of these is markets in the midstream in the downstream piece. And we have an entire portion of our organization and an EVP that that’s all she looks after. It — because we think this is critically important. We think there’s a lot of value that’s added by that.

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Moderator: Brian Dutton

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Confirmation # 12810601

You know, if you look at big takeaway out of the Permian, you know, recently with the Longhorn Pipeline expansion, there’s been 50,000 barrels a day of additional capacity, which has been added; BridgeTex, which is undergoing linefill right now, just adding about 300,000 barrels a day. You have the Plains Cactus Pipeline in Q1 of next year, which is another 250; then you’ve got the Permian Express 2, which is I think forecast for the second quarter of next year, which is another 200,000. So, clearly there’s a lot of response going on in takeaway.

The other thing is this, you know, just to give you a sense of scale, my grandfather started working in the Midland Basin in 1933. So, this area has had a lot of oil and gas developments; got a lot of infrastructure in place. And I think it’s shown to be incredibly dynamic and arguably as dynamic as anywhere in the world. So, I think we’ll be able to successfully manage that between the midstream and takeaway companies that are there — and our own internal expertise in knowing how important that is to have plans in place to do it.

Joe Allman:	Great. Sounds like you’re coming first circle on the Permian end, so thank you.

Doug Suttles:	You bet.

Operator:	At this time, we have completed the question and answer session and we’ll turn the call back over to Mr. Dutton.

Brian Dutton:	Thank you, operator. While this is the conclusion of the call, the I.R. team will be available following the call if there’s any further questions. Thank you.

Operator:	Thank you for joining. This concludes today’s conference call. You may now disconnect.

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